Exhibit 99.2

May 23, 2023

Charles V. Baltic III, Chairman
MEI Pharma, Inc.
11455 El Camino Real, Suite 250
San Diego, California 92130

CONFIDENTIAL

Dear Mr. Baltic:

We represent holders (the “Group” or “we”) of 988,930 shares of MEI Pharma, Inc. (“MEIP” or the “Company”), comprising approximately 14.8% of the outstanding common stock of the Company. With this letter (this “Acquisition Proposal”), we convey our proposal to acquire all outstanding shares of MEIP not already held by our respective funds for cash consideration of not less than $8.00 per share, plus a contingent value right (“CVR”) representing the right to receive 80% of the net proceeds from any license or disposition of the Company’s clinical assets (the “Proposed Transaction”).

While part of the Group’s position was acquired more recently, funds managed by Anson have been stockholders of the Company since 2021 and, accordingly, we are quite familiar with MEIP and its assets. We are prepared to immediately execute a confidentiality agreement, conduct limited confirmatory due diligence (including confirmation of the Company’s current net cash position), and commence negotiations, which, with the Company’s cooperation, we fully expect would result in a definitive agreement constituting a “Meadow Superior Proposal,” as defined in the Company’s Agreement and Plan of Merger, dated February 22, 2023 (the “Infinity Merger Agreement”), with Infinity Pharmaceuticals, Inc. (“Infinity”). The Proposed Transaction would not be subject to any financing condition, as the Group has access to immediately available funds that would be more than sufficient to enable it to pay the aggregate merger consideration.

The Proposed Transaction would provide MEIP stockholders with immediate certainty of value by delivering cash consideration at a significant premium to the prevailing market value of the Company’s shares. The minimum proposed consideration represents a premium of 9.0% to the Company’s most recent closing share price, a premium of 66.7% to the split-adjusted closing price following the announcement of the Infinity transaction, and a premium of 73.0% to the 10-day split-adjusted volume-weighted average price following the Infinity announcement, representing the undisturbed trading price prior to the acquisition of additional shares by the Group.

As significant stockholders, the Group members believe the Proposed Transaction is clearly more favorable to stockholders, from a financial point of view, than the Infinity transaction. We disagree with the Torreya Capital, LLC fairness opinion and take exception to several of the financial analyses presented in the Company’s registration statement on Form S-4. We reserve more detailed criticism of the Infinity transaction at this time, except to note that we believe it is unlikely to be approved by MEIP stockholders given the precarious financial position of Infinity, the negative market reaction to the deal announcement, and the lack of market interest in Infinity’s lead asset.

We anticipate the Proposed Transaction would be conditioned on the same Minimum Net Cash condition contained in the Infinity Merger Agreement. The Proposed Transaction consideration is predicated upon the Company’s minimum net cash and our expectation that there may be up to $11 million of transaction costs, leaving as little as $65 million of net cash remaining in the Company after closing:

•	Minimum $76 million of net cash based on a closing date prior to August 31, 2023
•	Less: anticipated termination fees and expenses of up to $5 million payable to Infinity

•	Less: anticipated MEIP management severance of approximately $2 million
•	Less: additional fees payable to Torreya Capital, LLC of approximately $2 million
•	Less: other transaction expenses and fees of approximately $2 million

The Group is willing to discuss the potential for additional value to be delivered to all stockholders through the CVR in the event of an earlier closing or a reduction of any of the above costs.

We hereby remind the board of directors of the Company of its fiduciary duties and caution the board that its failure to engage in good faith negotiations with the Group regarding this Acquisition Proposal would be inconsistent with those duties under Delaware law.

We expect that this letter will become public in connection with our required filing on Schedule 13D after market close on Tuesday, May 30, 2023. Accordingly, we request that you immediately notify Infinity of its receipt so that we might have the benefit of a constructive conversation beforehand. In any event, please provide us with your initial response no later than the close of business on Friday, May 26, 2023. We look forward to a productive discussion.

Sincerely,

ANSON ADVISORS INC.			CABLE CAR CAPITAL LLC

By:	/s/ Moez Kassam		By:	/s/ Jacob Ma-Weaver
	Name:	Moez Kassam		Name:	Jacob Ma-Weaver
	Title:	Director		Title:	Managing Member